Exhibit 99.1

CENTOGENE and Evotec Discover Promising New Molecule to Treat Gaucher Disease

•	CENTOGENE to receive license fee providing Evotec with R&D license to complete next phase of pre-clinical research

•	Companies amend existing drug discovery partnership for Evotec to lead continued development. Upon Evotec exercising its option, CENTOGENE to receive an option exercise fee and other potential milestone payments and royalties

CAMBRIDGE, Mass. And ROSTOCK, Germany, and BERLIN, May 14, 2024 (GLOBE NEWSWIRE) –

Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the discovery of a new small molecule together with Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO). The new molecule has the potential to treat patients with type 2 and type 3 Gaucher disease, otherwise known as neuronopathic Gaucher disease. The discovery has been the result of the collaborative work under the existing drug discovery partnership which has been in place since 2020.

The Companies have now extended this collaboration for another year, granting Evotec an R&D License for the continued development activities. The amended agreement also provides Evotec with an exclusive option until March 31, 2025, to determine whether to enter a license agreement acquiring CENTOGENE’s share of the IP generated throughout the collaboration. In exchange for such a global exclusive license, CENTOGENE would receive an up-front fee, milestone payments, as well as additional royalties. Further financial details were not disclosed.

“This partnership is indicative of how we are able to successfully leverage our expansive know-how in rare diseases as well as the depth of the CENTOGENE Biodatabank, which in combination with Evotec’s multi-modality platform has successfully identified drug candidates in Gaucher disease,” said Dr. Peter Bauer, Chief Medical and Genomic Officer at CENTOGENE. “Importantly, together with Evotec, we have established a much deeper understanding of neuronopathic Gaucher disease than before, which we believe could accelerate the development of a new life-saving treatment for these patients worldwide.”

Within their collaboration that was initiated in 2018, CENTOGENE and Evotec have been working together to research, discover, and develop a molecule to reduce the lysosomal molecule lyso-Gb1, which is massively increased in patients with neuronopathic Gaucher disease. The collaboration brought together Evotec’s leading induced pluripotent stem cell (iPSC) platform and broad drug discovery and development capabilities with the CENTOGENE Biodatabank, which contains data from over 850,000 patients, including patient-derived iPSC lines and proprietary translational biomarkers.

“We are excited that our highly complementary partnership with CENTOGENE has yielded a first potential treatment for Gaucher disease,” said Dr. Cord Dohrmann, Chief Scientific Officer of Evotec SE. “The identified molecule is the result of combining CENTOGENE’s real-world, data-based, global rare disease platform with Evotec’s broad drug discovery and development capabilities. We look forward to exploring further development options for the promising molecule to deliver a much-needed option for an underserved patient population.”

The collaboration has achieved significant success in preclinical studies. In vivo pharmacodynamics and pharmacokinetics studies in animal models have demonstrated high brain penetration and metabolic stability of the drug candidate. This new molecule is now positioned to enter the next stage of R&D, which Evotec is currently pursuing.

About the Molecule Discovery

Under the partnership, the Companies leveraged Evotec’s high throughput screening platform to test more than 250,000 chemically diverse compounds, with a high prediction of central nervous system (CNS) penetration. CENTOGENE then initiated a validation process of these potential drug candidates. Using the Company’s iPSC-derived macrophage cell model derived from real neuronopathic Gaucher patients, CENTOGENE used its proprietary translational biomarker as a readout for the efficacy and potency of this potential new drug candidate.

About Neuronopathic Gaucher Disease

Gaucher disease is category of rare, inherited metabolic disorders. Due to the lack of the enzyme glucocerebrosidase, sugar containing fat molecules called glycolipids accumulate in the cell’s lysosomes. The symptoms of Gaucher disease include an abnormally enlarged liver and/or spleen (hepatosplenomegaly), anemia and blood cells promoting clotting (thrombocytopenia) and skeletal abnormalities. The symptoms vary greatly from patient to patient, causing a challenge for clinical development of novel therapeutics in the space. Gaucher disease is categorized into three types (Type 1, 2, and 3). Types 2 and 3 Gaucher disease are neuronopathic forms of the disorder due to symptoms linked to the Central Nervous System (CNS) associated with the highest levels of lyso-Gb1 in tissues and blood. These neuronopathic forms of Gaucher disease are a relatively rare condition among all patients affected by the disease. To date, the neurological aspects of the disease present an unknown future regarding quality of life and life expectancy. Approximately 1 in 57,000 people or 125,000 worldwide have Gaucher disease.

About EVOTEC SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 5,000 highly qualified people. The Company’s 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS

Evotec

Gabriele Hansen

SVP, Head of Global Corporate Communications

+49 160 7164389

gabriele.hansen@evotec.com

Hinnerk Rohwedder

Director of Global Corporate Communications

+49 151 40704843

hinnerk.rohwedder@evotec.com

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com